SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. )*

                                 PE Corporation
                               __________________
                                (Name of Issuer)

        PE Corporation-Celera Genomics Group Common Stock, $.01 Par Value
     ______________________________________________________________________
                         (Title of Class of Securities)

                                    69332S201
                                 _______________
                                 (CUSIP Number)

                                  May 10, 1999
                     _______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         Continued on following page(s)
                               Page 1 of 35 Pages
                             Exhibit Index: Page 27

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 2 of 35 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  19,489
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  472,588
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   19,489
    With
                           8        Shared Dispositive Power
                                            472,588

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            492,077

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  1.93%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 3 of 35 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  19,489
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  472,588
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   19,489
    With
                           8        Shared Dispositive Power
                                            472,588

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            492,077

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  1.93%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 4 of 35 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  19,489
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  472,588
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   19,489
    With
                           8        Shared Dispositive Power
                                            472,588

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            492,077

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  1.93%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 5 of 35 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  207,489
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  472,588
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   207,489
    With
                           8        Shared Dispositive Power
                                            472,588

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            680,077

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [X]

11       Percent of Class Represented By Amount in Row (9)

                  2.67%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 6 of 35 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  351,619
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  680,077
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   351,619
    With
                           8        Shared Dispositive Power
                                            680,077

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,031,696

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                             [X]

11       Percent of Class Represented By Amount in Row (9)

                  4.05%

12       Type of Reporting Person*

                  IA; IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 7 of 35 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  680,077
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            680,077

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            680,077

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                  [X]

11       Percent of Class Represented By Amount in Row (9)

                  2.67%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 8 of 35 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  204,271
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   204,271
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            204,271

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                  [X]

11       Percent of Class Represented By Amount in Row (9)

                  .80%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                           Page 9 of 35 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  204,271
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   204,271
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            204,271

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                               [X]

11       Percent of Class Represented By Amount in Row (9)

                  .80%

12       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                          Page 10 of 35 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  133,200
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   133,200
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            133,200

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                         [X]

11       Percent of Class Represented By Amount in Row (9)

                                    .52%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                          Page 11 of 35 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  133,400
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   133,400
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            133,400

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                               [X]

11       Percent of Class Represented By Amount in Row (9)

                                    0.52%

12       Type of Reporting Person*

                  OO; IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                          Page 12 of 35 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  266,600
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   266,600
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            266,600

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*                                             [X]

11       Percent of Class Represented By Amount in Row (9)

                                    1.05%

12       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                          Page 13 of 35 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  266,600
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   266,600
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            266,600

10       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [X]

11       Percent of Class Represented By Amount in Row (11)

                                    1.05%

12       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. 69332S201                                          Page 14 of 35 Pages




1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  514,068
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  472,588
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   514,068
    With
                           8        Shared Dispositive Power
                                            472,588

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            986,656

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                                  [X]

11       Percent of Class Represented By Amount in Row (9)

                  3.87%

12       Type of Reporting Person*

                  IA; IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             Page 15 of 35 Pages



Item 1(a)         Name of Issuer:

                  PE Corporation (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  761 Main Avenue, Norwalk, CT 06859.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                  ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                  iii) QIH Management, Inc., a Delaware corporation ("QIH Management");

                  iv)      Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  v)       Mr. George Soros ("Mr. Soros");

                  vi)      Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller");

                  vii)     Winston   Partners,    L.P.,   a   Delaware   limited
                           partnership ("Winston L.P.");

                  viii) Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM");

                  ix) Winston Partners II LDC, a Cayman Islands exempted limited duration company ("Winston LDC");

                  x) Winston Partners II LLC, a Delaware limited liability company ("Winston LLC");

                  xi) Chatterjee Advisors LLC, a Delaware limited liability company ("Chatterjee Advisors");

                  xii) Chatterjee Management Company, a Delaware corporation ("Chatterjee Management"); and

                  xiii)    Purnendu Chatterjee ("Dr. Chatterjee").

                                                             Page 16 of 35 Pages


                  This Statement relates to Shares (as defined herein) held for the accounts of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), QIP, Mr. Soros, OSI (as defined herein), SEDF (as defined herein), Winston L.P., Winston LDC, Winston LLC and Dr. Chatterjee.

                  SFM LLC serves as principal investment manager to several foreign investment companies (the "SFM Clients"), including Quantum Partners, and as such, has been granted investment discretion over portfolio investments, including the Shares, held for the account of Quantum Partners. Mr. Soros is the Chairman of SFM LLC. Mr. Druckenmiller is the Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

                  QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management and the sole general partner of QIHMI. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. Dr. Chatterjee serves as a sub-investment advisor to QIP. Dr. Chatterjee has also provided advice to Mr. Soros relating to his personal investment in Shares.

                  Open Society Institute is a New York Trust ("OSI") of which Mr. Soros serves as one of several trustees. Soros Economic Development Fund is a Delaware not-for-profit corporation ("SEDF") of which Mr. Soros serves as Director and President.

                  CFM is a Delaware limited partnership and the general partner of Winston L.P. Dr. Chatterjee is the sole general partner of CFM.

                  Chatterjee Advisors, a Delaware limited liability company that is managed and controlled by Dr. Chatterjee, serves as the manager, and is responsible for supervising the operations, of each of Winston LDC and Winston LLC. Chatterjee Advisors is also a shareholder of Winston LDC and Winston LLC.

                  Chatterjee Management, a Delaware corporation that is managed and controlled by Dr. Chatterjee, serves as investment advisor to each of Winston LDC and Winston LLC pursuant to investment management contracts between Chatterjee Management, Chatterjee Advisors and each of Winston LDC and Winston LLC.

                  Chatterjee Advisors, as the manager of each of Winston LDC and Winston LLC, and by reason of its ability as manager to terminate the contractual relationship of Winston LDC and Winston LLC with Chatterjee Management within 60 days, and Chatterjee Management, by reason of its voting and dispositive power over securities held for the accounts of Winston LDC and Winston LLC, may each be deemed to be the beneficial owner of the Shares held for the account of each of Winston LDC and Winston LLC.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of QIP and Winston LDC is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                  The address of the principal business office of Winston L.P., CFM, Winston LLC, Chatterjee Advisors, Chatterjee Management and Dr. Chatterjee is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

                                                             Page 17 of 35 Pages


Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)      QIHMI is a Delaware limited partnership;

                  iii)     QIH Management is a Delaware corporation;

                  iv)      SFM LLC is a Delaware limited liability company;

                  v)       Mr. Soros is a United States citizen;

                  vi)      Mr. Druckenmiller is a United States citizen;

                  vii)     Winston L.P. is a Delaware limited partnership;

                  viii)    CFM is a Delaware limited partnership;

                  ix) Winston LDC is a Cayman Islands exempted limited duration company;

                  x)       Winston LLC is a Delaware limited liability company;

                  xi) Chatterjee Advisors is a Delaware limited liability company;

                  xii)     Chatterjee Management is a Delaware corporation; and

                  xiii)    Dr. Chatterjee is a United States citizen.


Item 2(d)         Title of Class of Securities:

                           PE  Corporation-Celera  Genomics  Group Common Stock,
$.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           69332S201

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

                                                             Page 18 of 35 Pages


Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of May 19, 1999, each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           (i)      Each of QIP, QIHMI and QIH Management may be
deemed to be the beneficial owner of the 492,077 Shares held for the account of QIP.

                           (ii)     Each of SFM LLC and Mr. Druckenmiller may be
deemed to be the beneficial owner of 680,077 Shares. This number consists of (A) 492,077 Shares held for the account of QIP and (B) 188,000 Shares held for the account of Quantum Partners.

                           (iii)    Mr. Soros may be deemed to be the beneficial
owner of 1,031,696 Shares. This number consists of (A) 131,491 Shares held for his personal account, (B) 492,077 Shares held for the account of QIP, (C) 188,000 for the account of Quantum Partners, (D) 151,759 Shares held for the account of OSI and (E) 68,369 Shares held for the account of SEDF.

                           (iv)     Each of Winston  L.P.  and CFM may be deemed
to be the beneficial owner of the 204,271 Shares held for the account of Winston L.P.

                           (v)      Winston  LDC may be  deemed  the  beneficial
owner of the 133,200 Shares held for its account.

                           (vi)     Winston  LLC may be  deemed  the  beneficial
owner of the 133,400 Shares held for its account.

                           (vii)    Each of Chatterjee Management and Chatterjee
Advisors may be deemed the beneficial owner of 266,600 Shares. This number consists of (A) 133,200 Shares held for the account of Winston LDC and (B) 133,400 Shares held for the account of Winston LLC.

                           (viii)   Dr.  Chatterjee  may  be  deemed  to be  the
beneficial owner of 986,656 Shares. This number consists of (A) 43,197 Shares held for his personal account, (B) 133,200 Shares held for the account of Winston LDC, (C) 133,400 Shares held for the account of Winston LLC, (D) 204,271 Shares held for the account of Winston L.P., and (E) 472,588 Shares held for the account of QIP.

         10,000 Shares are held for the account of Quantum Rabbico II Ltd. ("Quantum Rabbico") which is a wholly owned subsidiary of Quantum Partners. Investment discretion granted to SFM LLC, pursuant to contracts with SFM Clients, does not extend to portfolio investments of Quantum Rabbico, including the investment in the Shares. Each of SFM LLC, Mr. Soros and Mr. Druckenmiller expressly disclaims beneficial ownership of any such Shares.

Item 4(b)         Percent of Class:

                           (i)      The  number of Shares of which  each of QIP,
QIHMI and QIH Management may be deemed to be the beneficial owner constitutes approximately 1.93% of the total number of Shares outstanding.

                           (ii)     The  number of  Shares of which  each of SFM
LLC and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 2.67% of the total number of Shares outstanding.

                                                             Page 19 of 35 Pages


                           (iii)    The number of Shares of which Mr.  Soros may
be deemed to be the beneficial owner constitutes approximately 4.05% of the total number of Shares outstanding.

                           (iv)     The  number  of  Shares  of  which  each  of
Winston L.P. and CFM may be deemed to be the beneficial owner constitutes approximately .80% of the total number of Shares outstanding.

                           (v)      The  number of Shares of which  Winston  LDC
may be deemed to be the beneficial owner constitutes approximately .52% of the total number of Shares outstanding.

                           (vi)     The  number of Shares of which  Winston  LLC
may be deemed to be the beneficial owner constitutes approximately .52% of the total number of Shares outstanding.

                           (vii)    The  number  of  Shares  of  which  each  of
Chatterjee Advisors and Chatterjee Management may be deemed to be the beneficial owner constitutes approximately 1.05% of the total number of Shares outstanding.

                           (viii)   The number of Shares of which Dr. Chatterjee
may be deemed to be the beneficial owner constitutes approximately 3.87% of the total number of Shares outstanding.

                  Dr. Chatterjee has reached an understanding with Mr. Soros pursuant to which Dr. Chatterjee will furnish to Mr. Soros recommendations concerning transactions in the Shares. It is contemplated by Mr. Soros that Dr. Chatterjee will share in any profits and losses on Shares held for the account of Mr. Soros.

Item 4(c)         Number of shares as to which such person has:

     QIP
     ---

     (i)   Sole power to vote or to direct the vote:                      19,489

     (ii)  Shared power to vote or to direct the vote:                   472,588

     (iii) Sole power to dispose or to direct the disposition of:         19,489

     (iv)  Shared power to dispose or to direct the disposition of:      472,588

     QIHMI
     -----

     (i)   Sole power to vote or to direct the vote:                      19,489

     (ii)  Shared power to vote or to direct the vote:                   472,588

     (iii) Sole power to dispose or to direct the disposition of:         19,489

     (iv)  Shared power to dispose or to direct the disposition of:      472,588

                                                             Page 20 of 35 Pages


     QIH Management
     --------------

     (i)   Sole power to vote or to direct the vote:                      19,489

     (ii)  Shared power to vote or to direct the vote:                   472,588

     (iii) Sole power to dispose or to direct the disposition of:         19,489

     (iv)  Shared power to dispose or to direct the disposition of:      472,588

     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                     207,489

     (ii)  Shared power to vote or to direct the vote:                   472,588

     (iii) Sole power to dispose or to direct the disposition of:        207,489

     (iv)  Shared power to dispose or to direct the disposition of:      472,588

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                     351,619

     (ii)  Shared power to vote or to direct the vote:                   680,077

     (iii) Sole power to dispose or to direct the disposition of:        351,619

     (iv)  Shared power to dispose or to direct the disposition of:      680,077

     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   680,077

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      680,077

     Winston L.P.
     ------------

     (i)   Sole power to vote or to direct the vote:                     204,271

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        204,271

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 21 of 35 Pages


     CFM
     ---

     (i)   Sole power to vote or to direct the vote:                     204,271

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        204,271

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Winston LDC
     -----------

     (i)   Sole power to vote or to direct the vote:                     133,200

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        133,200

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Winston LLC
     -----------

     (i)   Sole power to vote or to direct the vote:                     133,400

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        133,400

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Chatterjee Advisors
     -------------------

     (i)   Sole power to vote or to direct the vote:                     266,600

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        266,600

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Chatterjee Management
     ---------------------

     (i)   Sole power to vote or to direct the vote:                     266,600

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        266,600

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Dr. Chatterjee
     --------------

     (i)   Sole power to vote or to direct the vote:                     514,068

                                                             Page 22 of 35 Pages


     (ii)  Shared power to vote or to direct the vote:                   472,588

     (iii) Sole power to dispose or to direct the disposition of:        514,068

     (iv)  Shared power to dispose or to direct the disposition of:      472,588


Item 5.           Ownership of Five Percent or Less of a Class:

                           This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) The shareholders of Quantum Partners, including Quantum Fund N.V., a Netherlands Antilles limited partnership, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

                  (iii) Mr. Soros has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                  (iv) OSI has the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

                  (v) SEDF has the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for its account.

                  (vi) The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                  (vii) The shareholders of Winston LDC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LDC in accordance with their ownership interests in Winston LDC.

                  (viii)The members of Winston LLC have the right to participate in the receipt of dividends from, or proceeds from the sale of, Shares held by Winston LLC in accordance with their ownership interests in Winston LLC.

                  (ix) Dr. Chatterjee has the sole right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for his personal account.

                  Each of QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, OSI, SEDF, Mr. Soros, Winston L.P., Winston LDC, Winston LLC and Dr. Chatterjee. Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares held directly for the accounts of OSI, SEDF, Mr. Soros, Winston L.P., Winston LDC,

                                                             Page 23 of 35 Pages


Winston LLC and Dr. Chatterjee. Mr. Soros expressly disclaims beneficial ownership of any Shares held directly for the accounts of Winston L.P., Winston LDC, Winston LLC and Dr. Chatterjee. Winston L.P. expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Quantum Partners, OSI, SEDF, Mr. Soros, Winston LDC, Winston LLC and Dr. Chatterjee. Winston LDC expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Quantum Partners, OSI, SEDF, Mr. Soros, Winston L.P., Winston LLC and Dr. Chatterjee. Winston LLC expressly disclaims beneficial ownership of any Shares held directly for the accounts of QIP, Quantum Partners, OSI, SEDF, Mr. Soros, Winston L.P., Winston LDC and Dr. Chatterjee. Dr. Chatterjee expressly disclaims beneficial ownership of any Shares held directly for the accounts of Quantum Partners, OSI, SEDF and Mr. Soros. The inclusion of the Shares held for the accounts of each of OSI and SEDF herein shall not be deemed an admission that Mr. Soros or any of the Reporting Persons has or may be deemed to have beneficial ownership of such Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 24 of 35 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 20, 1999             QUANTUM INDUSTRIAL PARTNERS LDC


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  May 20, 1999             QIH MANAGEMENT INVESTOR, L.P.

                                By:     QIH Management, Inc.,
                                        its General Partner


                                        By:     /S/ MICHAEL C. NEUS
                                                --------------------------------
                                                Michael C. Neus
                                                Vice President


Date:  May 20, 1999            QIH MANAGEMENT, INC.


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Vice President


Date:  May 20, 1999            SOROS FUND MANAGEMENT LLC


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel

Date:  May 20, 1999            GEORGE SOROS


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                             Page 25 of 35 Pages



Date:  May 20, 1999            STANLEY F. DRUCKENMILLER


                                By:     /S/ MICHAEL C. NEUS
                                        ----------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


Date:  May 20, 1999            WINSTON PARTNERS, L.P.

                               By:      Chatterjee Fund Management, L.P.,
                                        General Partner

                                        By:   Purnendu Chatterjee,
                                              General Partner


                                              By: /S/ PETER HURWITZ
                                                  ------------------------------
                                                  Peter Hurwitz
                                                  Attorney-in-Fact

Date:  May 20, 1999            CHATTERJEE FUND MANAGEMENT, L.P.

                               By:      Purnendu Chatterjee,
                                        General Partner


                                        By:  /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Attorney-in-Fact

Date:  May 20, 1999            WINSTON PARTNERS II LDC


                               By:      /S/ PETER HURWITZ
                                        ----------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact


Date:  May 20, 1999            WINSTON PARTNERS II LLC

                               By:      Chatterjee Advisors LLC, its Manager


                                        By:  /S/ PETER HURWITZ
                                             -----------------------------------
                                             Peter Hurwitz
                                             Manager

                                                             Page 26 of 35 Pages


Date:  May 20, 1999            CHATTERJEE ADVISORS LLC


                               By:      /S/ PETER HURWITZ
                                        ----------------------------------------
                                        Peter Hurwitz
                                        Manager


Date:  May 20, 1999            CHATTERJEE MANAGEMENT COMPANY


                               By:      /S/ PETER HURWITZ
                                        ----------------------------------------
                                        Peter Hurwitz
                                        Vice President


Date: May 20, 1999             PURNENDU CHATTERJEE


                               By:      /S/ PETER HURWITZ
                                        ----------------------------------------
                                        Peter Hurwitz
                                        Attorney-in-Fact

                                                             Page 27 of 35 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        --------

A.       Power of Attorney dated as of January 1, 1997 granted by
         Mr.  George Soros in favor of Mr. Sean C. Warren and Mr.
         Michael C. Neus.........................................             28

B.       Power of Attorney dated as of January 1, 1997 granted by
         Mr.  Stanley F.  Druckenmiller  in favor of Mr.  Sean C.
         Warren and Mr. Michael C. Neus..........................             29

C.       Power of Attorney  dated May 23, 1996 granted by Quantum
         Industrial  Partners LDC in favor of Mr. Gary Gladstein,
         Mr. Sean Warren and Mr. Michael Neus....................             30

D.       Power of  Attorney  dated May 31,  1995  granted  by Dr.
         Chatterjee in favor of Mr. Peter Hurwitz...............              31

E.       Power of Attorney  dated  October  25,  1996  granted by
         Winston Partners II LDC in favor of Mr. Peter Hurwitz...             32

F.       Joint Filing  Agreement  dated May 20, 1999 by and among
         Quantum   Industrial   Partners   LDC,  QIH   Management
         Investor,   L.P.,  QIH  Management,   Inc.,  Soros  Fund
         Management  LLC,  Mr.  George  Soros,   Mr.  Stanley  F.
         Druckenmiller,  Winston Partners,  L.P., Chatterjee Fund
         Management,  L.P.,  Winston  Partners  II  LDC,  Winston
         Partners II LLC,  Chatterjee  Advisors  LLC,  Chatterjee
         Management Company and Dr. Purnendu Chatterjee..........             33